SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 21)1

HALLMARK FINANCIAL SERVICES, INC.
(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.18 PER SHARE
(Title of class of securities)

40624Q104
(CUSIP number)

John Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, address and telephone number of person
authorized to receive notices and communications)

January 11, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

594907-3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,730,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,730,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,902,086
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,902,086
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,902,086
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,902,086
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,924,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,924,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,924,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DETROIT STOKER COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,533
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 856,533
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DSC SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,533
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 856,533
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No. 21 (“Amendment No. 21”) to the Schedule 13D filed by the undersigned. This Amendment No. 21 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

As of the filing date of this Amendment No. 21, NP had invested $20,581,002 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.  $1,470,000 of such amount (consisting of a $1,405,000 initial investment and $65,000 in an advance used to fund operating expenses) represents NP’s cash investment in NSOF I and NSOF II, which distributed shares to NP as of December 31, 2011 and  January 11, 2012.

As of the filing date of this Amendment No. 21, as a result of the transactions described in Item 5, NSOF I and NSOF II do not directly own any shares of Common Stock.

As of the filing date of this Amendment No. 21, NCM had invested $1,020,730 in shares of Common Stock of the Issuer.  Such amount (consisting of a $1,000,000 initial investment and $20,730 contributed to fund wind up expenses) represents NCM’s cash investment in NSOF I and NSOF II, which distributed shares to NCM as of December 31, 2011 and January 11, 2012.  The source of these funds was the working capital of NCM.  NCG does not directly own any shares of Common Stock.

As of the filing date of this Amendment No. 21, Schwarz had invested $628,919 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the personal funds of Mr. Schwarz.

As of the filing date of this Amendment No. 21, NFF had invested $210,632 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NFF.

As of the filing date of this Amendment No. 21, Detroit Stoker had invested $6,638,356 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of Detroit Stoker.  DSC does not directly own any shares of Common Stock.

As of the filing date of this Amendment No. 21, Murray had invested $50,000 in shares of Common Stock of the Issuer.  Such amount represents Murray’s cash investment in NSOF I, which distributed shares to Murray as of December 31, 2011 and  January 11, 2012.  The source of these funds was Mr. Murray’s personal funds.

As of the filing date of this Amendment No. 21, Coleman had invested $45,000 in shares of Common Stock of the Issuer.  Such amount represents Coleman’s cash investment in NSOF II which distributed shares to Coleman as of December 31, 2011 and January 11, 2012.  The source of these funds was Mr. Coleman’s personal funds.

Item 4.                                Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 31, 2011 and January 11, 2012, NSOF I and NSOF II effected distributions totaling 3,274,830 shares of Common Stock in the aggregate in connection with the termination of such partnerships pursuant to their terms.

Item 5.                                Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 19,263,457 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 7, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

As of the filing date of this Amendment No. 21, NP beneficially owned 3,730,430 shares of Common Stock, representing approximately 19.4% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 21, NSOF I and NSOF II did not own shares of Common Stock.

As of the filing date of this Amendment No. 21, NFF beneficially owned 37,280 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 21, NCM directly owned 134,376 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.  In addition, NCM, as the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 3,730,430 shares and 37,280 shares of Common Stock beneficially owned by NP and NFF, respectively. In total, NCM may be deemed to beneficially own shares representing approximately 20.3% of the issued and outstanding Common Stock of the Issuer.

NCG, as the general partner of NCM, which in turn is the general partner of each of NP and NFF, may be deemed to beneficially own the 134,376 shares, 3,730,430 shares and 37,280 shares of Common Stock beneficially owned by NCM, NP and NFF, respectively. In total, NCG may be deemed to beneficially own shares representing approximately 20.3% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 21, Mark Schwarz directly owned 93,526 shares of Common Stock and options to purchase 72,142 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of each of NP and NFF, Mr. Schwarz may also be deemed to beneficially own the 134,376 shares, 3,730,430 shares and 37,280 shares of Common Stock beneficially owned by NCM, NP and NFF, respectively. In addition, since Mr. Schwarz and NCG together hold 100% of outstanding shares of the DSC, which in turn is the parent company of Detroit Stoker, Mr. Schwarz may also be deemed to own the 856,533 shares beneficially owned by Detroit Stoker. In total, Mr. Schwarz may be deemed to beneficially own shares representing 25.6% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 21, Detroit Stoker beneficially owned 856,533 shares of Common Stock, representing 4.5% of the issued and outstanding Common Stock of the Issuer.  As the parent company of Detroit Stoker, DSC may be deemed to own the 856,533 shares of Common Stock beneficially owned by Detroit Stoker.

As of the filing date of this Amendment No. 21, John Murray beneficially owned 6,571    shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

 As of the filing date of this Amendment No. 21, Clinton Coleman beneficially owned 5,831 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

By virtue of his position with NP, NCM, NCG, NFF, DSC and Detroit Stoker, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement for such entities.

           Item 5(c) is hereby amended to add the following:

The following transactions in the Common Stock by the Reporting Persons were effected since the filing of Amendment No. 20 to Schedule 13D of undersigneds: (1) on January 11, 2012, NSOF II effected a distribution of 500,000 shares of Common Stock in connection with the termination of such partnership pursuant to its terms (including a distribution of 7439 shares to NSOF I to reimburse for prior advances used to fund operating expenses) and (2) on January 11, 2012, immediately following the transaction described in clause (1), NSOF I effected a distribution of 507,439 shares of Common Stock in connection with the termination of such partnership pursuant to its terms. The transactions described in clauses (1) and (2) as of January 11, 2012 included distributions of shares of Common Stock to the following Reporting Persons: (a) 63,745 shares to NP (715 from NSOF I and 63,030 from NSOF II), (b) 43,223 shares to NCM (41,753 from  NSOF I and 1470 from NSOF II), (c) 2,013 shares to Murray (NSOF I) and (d) 1,744 shares to Coleman (NSOF II) and (e) 7,439 shares to NSOFI (NSOF II).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

DSC SERVICES INC.

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

DETROIT STOKER COMPANY

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

/s/ John Murray
JOHN MURRAY

/s/ Clinton Coleman
CLINTON COLEMAN